

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

<u>CORRECTED</u>
August 20, 2013

<u>Via E-mail</u>
Angeliki Frangou
Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece
185 38

> **Re: Navios Maritime Holdings Inc.**
> **Amendment No. 3 to**
> **Registration Statement on Form F-3**
> **Filed August 6, 2013**
> **File No. 333-189231**

Dear Ms. Frangou:

We have reviewed your response to our prior comment letter to you dated July 19, 2013 and have the following additional comments.

<u>Risk Factors, page 3</u>

<u>Our international activities increase the compliance risks associated with economic and trade sanctions, page 12</u>

1. We note your response to comment 1 in our letter dated July 19, 2013. Section 2(3) of the Iran Threat Reduction and Syria Human Rights Act of 2012 establishes that, for purposes of new Securities Exchange Act Section 13(r), the term "knowingly" has the meaning given it in Section 14 of the Iran Sanctions Act. Under Iran Sanctions Act Section 14, "'knowingly', with respect to conduct, a circumstance, or a result, means that a person has actual knowledge, or should have known, of the conduct, the circumstance, or the result."

    If you determine that you and/or your affiliate(s) knowingly engaged in a transaction or dealing with NIOC in connection with the acceptance and loading of the NIOC-owned crude oil during the Shinyo Kieran's May 2012 Iran port call, then, notwithstanding the legality of the transaction or dealing, and without regard to whether it was conducted under the auspices of, in fulfillment of legal obligations to, and for the benefit of the charterer, it appears to the staff that you should amend your 20-F to provide the disclosure required by Securities Exchange Act Section 13(r). You also should file the notice required by Section 13(r), using the Edgar tag IRANNOTICE.

2. If you determine that the three additional Iran port calls you describe in your response to comment 1 in our July 19 letter involved knowing engagement by you and/or your affiliate(s) in a transaction or dealing with a person or entity defined as the Government of Iran for purposes of Securities Exchange Act Section 13(r), please provide Section 13(r) disclosure, and concurrent 13(r) notice using Edgar tag IRANNOTICE, with respect to those port calls.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Kenneth Koch, Esq.